SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                        Commission File Number: 0001-000052

                        NOTIFICATION OF LATE FILING

 ( ) Form 10-K   (X) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q   ( ) Form N-SAR

      For Period Ended: June 29, 1999


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended:   Not applicable.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I

                         REGISTRANT INFORMATION

 Full name of registrant:  Sunbeam Corporation

 Former name, if applicable:  Not Applicable

 Address of principal executive office:  2381 Executive Center Drive

 City, state and zip code:  Boca Raton, Florida  33431


                                  PART II

                         RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a)  The reason described in detail in Part III of this form could
     |      not be eliminated without unreasonable effort or expense;
     |
     | (b)  The subject annual report, semi-annual report, transition report
     |      on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
 (X) |      be filed on or before the 15th day following the prescribed due
     |      date; or the subject quarterly report or transition report on
     |      Form 10-Q, or portion thereof will be filed on or before the
     |      fifth calendar day following the prescribed due date; and
     |
     | (c)  The accountant's statement or other exhibit required by Rule
     |      12b-25 (c) has been attached, if applicable.


                                  PART III

                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      Sunbeam Corporation (the "Company") completed and filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 on June 11, 1999 and filed its 1998 Annual Report on Form 10-K with the Commission on May 11, 1999. The delay in filing the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 and its 1998 Annual Report on Form 10-K resulted primarily from changes in the Company's management, changes in the Company's auditors and the Company's restatement of its financial statements for the 1997 fiscal year and for the fourth quarter of 1996 and the first quarter of 1998, all of which have been previously detailed in the Company's filings with the Commission. Both the Company's management and its auditors allocated substantial resources to these efforts. In addition, the Company filed with the Commission on May 13 and May 14, respectively, amendments to the Company's pending registration statements on Form S-1 and Form S-4.

      As a result of the significant time and effort expended by the Company's management and its outside auditors in connection with the preparation of the filings referred to above and because the Company is still in the process of completing the audited financial statements for its 401(k) Savings and Profit Sharing Plan for fiscal year 1998 (which are required to be included in the 1998 Form 11-K), the Company will not be in a position to file timely its 1998 Form 11-K.


                                  PART IV

                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

           Steven  R. Isko           (561)                912-4100
           ------------------------------------------------------------
              (Name)              (Area Code)        (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      (X) Yes  ( )  No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      ( ) Yes   (X)  No


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Sunbeam Corporation
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date:  June 28, 1999              By: /s/ Bobby G. Jenkins
                                      ----------------------------------
                                           Bobby G. Jenkins
                                           Executive Vice President and
                                           Chief Financial Officer